UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)
337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2023	MAGNA INTERNATIONAL INC. (Registrant)

	By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President and Corporate Secretary

EXHIBITS

Exhibit 99.1	Underwriting Agreement, dated March 7, 2023, among the Registrant and several Underwriters, BNP Paribas, Citigroup Global Markets Limited, Merrill Lynch International, ING Bank N.V., Commerzbank Aktiengesellschaft, Goldman Sachs & Co. LLC, HSBC Bank Plc, ICBC Standard Bank Plc, Loop Capital Markets LLC, Raiffeisen Bank International AG, RBC Europe Limited, Scotiabank (Ireland) Designated Activity Company, The Toronto-Dominion Bank and Wells Fargo Securities International Limited.

Exhibit 99.2	Underwriting Agreement, dated March 7, 2023, among the Registrant and BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein.

Exhibit 99.3	Second Supplemental Indenture, dated as of March 10, 2023, between the Registrant and BNY Trust Company of Canada, as trustee.